Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
	2015	2014
	$	$
Computation of earnings:
Loss before income taxes	(2.2)	(23.9)
Less: Equity in net income of investments in affiliates	—	—
Plus: fixed charges	13.9	13.4
Less: capitalized interest	(0.2)	(0.4)
Earnings	11.5	(10.9)
Computation of fixed charges
Interest expense, net	13.2	12.5
Capitalized interest	0.2	0.4
Interest portion of operating lease expense	0.5	0.5
Fixed charges	13.9	13.4
Ratio of earnings to fixed charges	0.8	(0.8)

	2015	2014
	$	$
Coverage deficiency - earnings to fixed charges	—	(24.3)